August 31, 2018

VIA EDGAR

Re: Keystone Investors – Urban Node

Fund II, LP

Draft Offering Statement on Form 1-A

Submitted July 31, 2018

CIK No. 0001744652

Dear Ms. Martin,

The Company is in receipt of your comments dated August 27, 2018. We have the following responses.

Staff Comment:

General

1. We note section 13 of your Limited Partnership Agreement regarding the internal dispute resolution procedure and mandatory arbitration. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes once the internal dispute resolution procedures are followed and describe how you intend the tiered approach to work in practice. Please revise your offering statement to describe this provision and add risk factor disclosure regarding how this provision will impact holders of your Class A interests. Please address, without limitation, how this provision may impact the rights of Class A interest holders, the reasons for adopting the provision and any questions as to enforceability of this provision under federal and state law. In addition, please revise to:

 •       Describe specifically the basis for your belief that this provision is enforceable under federal and state law;

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Company Response:

Alternative Dispute Resolution

The Company Operating Agreement contains a dispute resolution agreement. Litigation could require diversion of Company Profits to pay attorney’s fees or could tie up Company funds necessary for operation of the Company, impacting the profitability of the investment for all Members. The Company compels Members to attempt mediation followed by arbitration.

Title 9 of the Code of Civil Procedure, as enacted and periodically amended by the Legislature, represents a comprehensive statutory scheme regulating private arbitration in this state. ( [Code Civ. Proc.,] § 1280 et seq.) Through this detailed statutory scheme, the Legislature has expressed a ‘strong public policy in favor of arbitration as a speedy and relatively inexpensive means of dispute resolution.’ (Moncharsh v. Heily & Blase (1992) 3 Cal.4th 1, 9, 10 Cal.Rptr.2d 183, 832 P.2d 899.) “[A]n award reached by an arbitrator pursuant to a contractual agreement to arbitrate is not subject to judicial review except on the grounds set forth in [Code of Civil Procedure] sections 1286.2 (to vacate) and 1286.6 (for correction). Further, the existence of an error of law apparent on the face of the award that causes substantial injustice does not provide grounds for judicial review.” (Moncharsh v. Heily & Blase, supra, 3 Cal.4th at p. 33, 10 Cal.Rptr.2d 183, 832 P.2d 899.)

California law, like federal law, favors enforcement of valid arbitration agreements. Under both federal and California law, arbitration agreements are valid, irrevocable, and enforceable, save upon such grounds as exist at law or in equity for the revocation of any contract. (9 U.S.C. § 2; see also, Code Civ. Proc., § 1281.) In other words, under California law, as under federal law, an arbitration agreement may only be invalidated for the same reasons as other contracts. (Armendariz v. Foundation Health Psychcare Services, Inc. (2000) 24 Cal.4th 83, 97-98, 99 Cal.Rptr.2d 745, 6 P.3d 669.) Because unconscionability is a reason for refusing to enforce contracts generally, it is also a valid reason for refusing to enforce an arbitration agreement under Code of Civil Procedure section 1281․(Armendariz v. Foundation Health Psychcare Services, Inc., supra, 24 Cal.4th at p. 114, 99 Cal.Rptr.2d 745, 6 P.3d 669.)

Despite these laws and rules in place, we are uncertain of the enforceability of any Alternative Dispute Resolution provision.

Limited Partners, by agreeing to this alternative dispute resolution, will not be deemed to have waived the company’s compliance with the federal securities laws. If, in any action against the General Partner, the selected or appointed arbitrator, or judge (if applicable) makes a specific finding that the General Partner has violated securities laws, or has otherwise engaged in any of the actions for which the General Partner will not be indemnified, the General Partner must bear the cost of its own legal defense. The General Partner must reimburse the Company for any such costs previously paid by the Company. Until the Company has been fully reimbursed, the General Partner will not be entitled to receive any Fees or Distributions it may otherwise be due.

It is expected that all Members, including those in secondary transactions, would be subject to the arbitration provision.

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Staff Comment:

•	Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

Company Response:

The provision does not apply to claims under the federal securities laws. It applies to claims under the Limited Partnership Agreement.

Staff Comment:

•	To the extent the provision applies to federal securities law claims, please revise the disclosure and the subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws; and

Company Response:

By agreeing to the dispute resolution process, including mandatory arbitration, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Staff Comment:

•	Clarify whether purchasers of interests in a secondary transaction would be subject to the arbitration provision.

Company Response:

It is expected that all Members, including those in secondary transactions, would be subject to the arbitration provision.

Staff Comment:

2.	We note that you have included an indemnification clause in Section 1.13 of the Subscription Agreement, which requires an investor to indemnify and hold harmless the company and various representatives and management members. Please revise your offering circular, such as the disclosure on pages 33 - 34, to highlight the indemnification provision in more detail and explain how it applies to investors. For example, please clarify under what circumstances and for what amount an investor should expect to indemnify the company and its representatives. In addition, please explain how that amount would be determined. Finally, please include appropriate risk factor that highlights the indemnification provision.

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Company Response:

In the disclosure indicated, we provided the following information:

To the extent that the indemnification is necessary as a course of business, the Company alone, and not individual Limited Partners, will be liable for such indemnification costs.

However, if an individual Limited Partner is found have made misrepresentations in accordance with either the Subscription Agreement or the Limited Partnership Agreement, they may need to indemnify the Company in the event such misrepresentations have caused harm to the Company. For example, if a Limited Partner if all information provided by the Subscriber is not true and accurate in all respects, to the extent that it causes harm to the Company, the Limited Partner may be compelled to indemnify the Company. Such costs of indemnification are unknown.

Insofar as the foregoing provisions permit indemnification of directors, officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have provided the following risk factor:

The Limited Partners and Company agree to indemnify the General Partner through the Limited Partnership Agreement. Individuals agree to indemnify the Company through the Subscription Agreement.

Subject to certain limitations, our Limited Partnership limits the liability of the General Partner, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to the General Partner.

The Limited Partnership Agreement provides that to the fullest extent permitted by applicable law, the General Partner will not be liable to us. In addition, pursuant to our Limited Partnership Agreement, we have agreed to indemnify the General Partner, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of our Company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to the Company.

If an individual Limited Partner is found have made misrepresentations in accordance with either the Subscription Agreement or the Limited Partnership Agreement, they may need to indemnify the Company in the event such misrepresentations have caused harm to the Company. For example, if a Limited Partner if all information provided by the Subscriber is not true and accurate in all respects, to the extent that it causes harm to the Company, the Limited Partner may be compelled to indemnify the Company. Such costs of indemnification are unknown.

Insofar as the foregoing provisions permit indemnification of directors, officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Staff Comment:

3.	We note that the company is a limited partnership. We also note your disclosure on page 9 that this offering to constitutes a blind-pool offering. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

Company Response:

We have added the following information:

PRIOR PERFORMANCE SUMMARY

The Company is newly formed specifically for the purposes stated herein and has no experience raising and investing funds in any property or in any investments of the type contemplated by this Offering. Austin Nissly, the Manager of our General Partner has purchased, rehabbed and sold one property with investment from family and friends.

On December 13, 2017, Mr. Nissly, through Keystone Investors – Property Number 1, LLC purchased the property located at 5406 Blackwelder Street, Los Angeles, CA 90016. 5406 Blackwelder St, Los Angeles, CA is a multi-family home that contains 3,224 sq ft and was built in 1965. It contains 8 bedrooms and 5 bathrooms.

Investors invested $435,000 and received $553,755 upon the sale of the property on August 17, 2018. Mr. Nissly sold the property for $1,190,000. The property was purchased for $925,000. There were approximately $15,000 in rehabilitation costs.

Type of Compensation	Program I
Date Offering Commenced	12/1/2017
Dollar Amount Raised	$435,000
Amount paid to sponsor from proceeds of Offering:
- Acquisition Fee	$-
Other	$-

Dollar Amount Generated from Operations before Deducting Payments to Sponsor:	$680,000
Amount paid to sponsor from operations:
- Asset Management Fees(1)	$126,245
- Due Diligence Expense	$-
- Organizational Fees and Expenses (1)	$-

(1) Includes reimbursements

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Program I
Dollar Amount Offered	$435,000
Dollar Amount Raised	$435,000
Less Offering Expenses	$0
Reserves	$15,000
Percent available for investment	97%
Acquisition Costs	$925,000

Percent Leverage	47%
Date Offering Began	12/1/2017
Length of Offering (in months)	1.0
Months to Invest 90% of amount available	1

Staff Comment:

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Company Response:

Thank you.

Staff Comment:

Directors, Executive Officers, Promoters and Control Persons, page 37

5.	Please revise to clarify the nature of Mr. Nissly’s principal occupation and employment during the past five years. Please also clarify the statement that Mr. Nissly has “over 10 years of real estate experience” in relation to his disclosed age.

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Company Comment:

Austin Nissly started working with his father in real estate in 2008. In 2010, Mr. Nissly and his father started GLAD Investments. Mr. Nissly will manage The Company’s day-to-day operations as well as the operations of the property management company, Keystone Investment Management, LLC (a related party.)

☐	Multifamily Acquisitions and Property Management (Pittsburgh) (2010 - 2014) - assisted in the acquisition and management of five multifamily properties by GLAD Investments, LLC.

☐

Real Estate Investment Banking at Citigroup (New York City) (June 2014 – June 2016) - worked on numerous corporate level real estate transactions including company sales, acquisitions, spin-offs, and equity and debt capital raises. The total transaction volume of deals actively worked on exceeded $5 billion.

☐

CIM Group, LP (Los Angeles) (August 2016 – August 2018)- while working in the Investments Group at CIM Group, has underwritten over $2 billion of potential real estate transactions and closed on three major transactions totaling over $200 million.

☐

Keystone Investors - Property Number 1, LLC (Los Angeles) (December 2017 – August 2018)- closed on and currently executing a value-add business plan on a four-unit multifamily property in Los Angeles. Has completed a full renovation of one of the units and signed a new lease for the unit representing a 75% rent increase. This property serves as a model for the Company and the Company plans to replicate this value-add business plan on multiple properties.

Staff Comment:

Certain Relationships and Related Party Transactions, page 39

6.	Please revise your fee table to specify the party that will receive each fee. Please also revise to estimate the amount of the acquisition fee and the financing fee, assuming the maximum offering amount and maximum leverage.

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Company Response:

We have revised the fee table to read as follows:

Phase of Operation	Basis for Fee	Amount of Fee

Acquisition Fee	Fees charged to the Company as Properties are acquired

1.0% of the purchase price of the individual property. This fee will be paid to Keystone Investment Management, LLC. This fee is difficult to determine at this time but is estimated to be between $25,000 and $1,250,000.

Disposition Fee	None.	None.

Financing Fee	Fees charged to the Company as financing is acquired for the purchase or refinance of Properties.

1.0% of the total loan amount procured by the General Partner. This fee will be paid to the General Partner. This fee is difficult to determine at this time but is estimated to be between $40,000 and $2,000,000. This is based on a maximum Loan to Value of 80%.

Leasing Fee	Fees charged to the Company for leasing efforts.	50% of the first month of paid rent on a new lease. This fee will be paid to Keystone Investment Management, LLC. These fees are difficult to determine at this time.

Asset Management Fee	None	None.

Property Management Fee	Fees charged to the Company on an ongoing basis for the management of specific properties.

5% of the total gross revenues of an individual property if operated as a standard rental property. 7% of the total gross revenue of an individual property if operated as a “SuperVenience” property. 9% of the total gross revenue of an individual property if operated as a short term rental. These fees are difficult to determine at this time This fee will be paid to Keystone Investment Management, LLC.

Company Management Fee	Fees charged to the Company for management of the Company.

25% of the Distributable Cash that is available after the Class A Limited Partners have received their stated Preferred Return. This 25% will be paid, prorated, to the Class B Limited Partners, including the General Partner.

Staff Comment:

Exhibits Exhibit 4 – Subscription Agreement

7.	We note that Section 1.6 of the Subscription Agreement requires an investor to acknowledge that it is not relying upon the company for any economic considerations as it relates to the investment. Please note that investors are allowed to rely on disclosure made by the company and revise to remove this limitation or explain why it is appropriate. Please also explain to us in detail why the provision in Section 1.19 is appropriate, which requires an investor to acknowledge that inconsistent information, oral or otherwise, was not furnished. Finally, Section 1.7 requires that the investor’s advisor/consultant has read the offering materials, which is appears to be an inappropriate limitation of reliance. Please revise accordingly.

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Company Response:

We have amended 1.6 and 1.7 to read as follows:

1.6 The Subscriber is only relying on disclosures made by the Issuer provided in the Offering Circular and is not relying on the advice of the Issuer or its affiliates or agents with respect to economic considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only his, her or its Advisors, if any. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the Interests as such are described in the Offering Circular, and each Advisor, if any, has disclosed to the Subscriber in writing (a copy of which is annexed to this Subscription Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Issuer.

1.7 The Subscriber has prior investment experience (including investment in non-listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Interests and has read and evaluated all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such an investment by the Subscriber. The Subscriber’s overall commitment to investments, which are not readily marketable, is not disproportionate to the Subscriber’s net worth, and the Subscriber’s investment in the Interests will not cause such overall commitment to become excessive. The Subscriber, if an individual, has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in his or her investment in the Interests. The Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the Interests for an indefinite period or a complete loss of this investment. If other than an individual, the Subscriber also represents it has not been organized solely for the purpose of acquiring the Interests.

Thank you for time. Please inform the Company and myself when the Company may request qualification.

Sincerely,

Jillian Ivey Sidoti, Esq.

Securities Counsel for the Company

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